UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*
Under the Securities Exchange Act of 1934

Banzai International, Inc.
(Name of Issuer)

Class A Common Stock
(Titles of Class of Securities)

06682J100
(CUSIP Number)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06682J100	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS
DNX III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,236,934*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,236,934*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,236,934*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.97%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES:

*
 Consists of (i) 916,289 shares of Class A Common Stock held by DNX Partners III, LP (“DNX III”) and (ii) 320,645 shares of Class A Common Stock held by DNX Partners Japan III, LP (“DNX Japan III”). DNX, LLC (“DNX III LLC”) is the general partner of DNX III and DNX Japan III and, in such capacity, has voting and investment control over the shares held by DNX III and DNX Japan III such that DNX III LLC may be deemed to indirectly beneficially own the shares owned directly by DNX III and DNX Japan III. The voting and investment power over the shares beneficially held by DNX LLC is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares.

**	The percentage ownership of the Reporting Persons is based on 17,756,963 shares of Class A Common Stock of the Issuer as of March 22, 2024, as disclosed on the Issuer's Annual Report on Form 10-K for the period ending December 31, 2023.

CUSIP No. 06682J100	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS
DNX Partners S3, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,852*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,852*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,852*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.08%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES:

*
Consists of 14,852 shares of Class A Common Stock held by DNX Partners S3, LLC (“DNX S3”).  DNX S3 is the general partner of DNX Partners S-III, LP (“DNX S-III”), and, in such capacity, has voting and investment control over the shares held by DNX S-III such that DNX S3 may be deemed to indirectly beneficially own the shares owned directly by DNX S-III. The voting and investment power over the shares beneficially held by DNX S3 is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares.

**
The percentage ownership of the Reporting Persons is based on the 17,756,963 outstanding shares of Class A Common Stock of the Issuer, as disclosed on the Issuer's Annual Report on Form 10-K, for the period ending December 31, 2023, and the information reported on is current as of March 22, 2024.

CUSIP No. 06682J100	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS
DNX Partners III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
916,289

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
916,289

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
916,289

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.16%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

FOOTNOTE:

**
The percentage ownership of the Reporting Persons is based on 17,756,963 shares of Class A Common Stock of the Issuer as of March 22, 2024, as disclosed on the Issuer's Annual Report on Form 10-K for the period ending December 31, 2023.

CUSIP No. 06682J100	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS
DNX Partners Japan III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
320,645

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
320,645

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
320,645

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

FOOTNOTE:

**
The percentage ownership of the Reporting Persons is based on the 17,756,963 outstanding shares of Class A Common Stock of the Issuer, as disclosed on the Issuer's Annual Report on Form 10-K, for the period ending December 31, 2023, and the information reported on is current as of March 22, 2024.

CUSIP No. 06682J100	SCHEDULE 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS
DNX Partners S-III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,852

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,852

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,852

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.08%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

FOOTNOTE:

**
The percentage ownership of the Reporting Persons is based on the 17,756,963 outstanding shares of Class A Common Stock of the Issuer, as disclosed on the Issuer's Annual Report on Form 10-K, for the period ending December 31, 2023, and the information reported on is current as of March 22, 2024.

CUSIP No. 06682J100	SCHEDULE 13G	Page 7 of 11

Item 1(a).	Name of Issuer:

Banzai International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

435 ERICKSEN AVE, SUITE 250 BAINBRIDGE ISLAND, WASHINGTON 98110

Item 2(a).	Name of Person Filing:

DNX III, LLC, DNX Partners S3, LLC, DNX Partners III, LP, DNX Partners Japan III, LP and DNX Partners S-III, LP (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

55 East 3rd Avenue, San Mateo, CA, 94401

Item 2(c).	Citizenship:

DNX III, LLC is a Delaware limited liability company
DNX Partners S3, LLC is a California limited liability company
DNX Partners III, LP is a Delaware limited partnership
DNX Partners Japan III, LP is a limited partnership organized under the laws of Japan
DNX Partners S-III, LP is a Delaware limited partnership

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

06682J100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

CUSIP No. 06682J100	SCHEDULE 13G	Page 8 of 11

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

	(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

	(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

	(c)	Number of shares as to which such person has:

		i.	sole power to vote or to direct the vote
			a.	0
		ii.	shared power to vote or to direct the vote
			a.	See the responses to Item 6 on the attached cover pages.
		iii.	sole power to dispose or to direct the disposition of
			a.	0
		iv.	shared power to dispose or to direct the disposition of
			a.	See the responses to Item 8 on the attached cover pages.

CUSIP No. 06682J100	SCHEDULE 13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 06682J100	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2024

DNX III, LLC

By:	/s/ Michitaka Kitamura
	Name:	Michitaka Kitamura
	Title:	Managing Partner

DNX PARTNERS S3, LLC

By:	/s/ Michitaka Kitamura
	Name:	Michitaka Kitamura
	Title:	Managing Partner

DNX PARTNERS III, LP

By:	DNX, LLC, as General Partner

By:	/s/ Michitaka Kitamura
	Name:	Michitaka Kitamura
	Title:	Managing Partner

DNX PARTNERS JAPAN III, LP

By:	DNX, LLC, as General Partner

By:	/s/ Michitaka Kitamura
	Name:	Michitaka Kitamura
	Title:	Managing Partner

DNX PARTNERS S-III, LP

By:	DNX Partners S3, LLC, as General Partner

By:	/s/ Michitaka Kitamura
	Name:	Michitaka Kitamura
	Title:	Managing Partner

[Schedule 13G – Banzai International, Inc. – April 2024]

CUSIP No. 06682J100	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of April 23, 2024, by and among the Reporting Persons